

J.ROBINS CPA, LLC
INDEPENDENT ACCOUNTANT FINANCIAL STATEMENT PREPARATION REPORT

TO WHOM IT MAY CONCERN:

We have prepared and compiled the financial statements of 3204 LYONS AVE. LLC, which comprise the Statement of Operations and Statement of Financial Position for the Year to Date Period end June 5, 2020. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements. Per our engagement we have confirmed that statements and supplemental information has been presented in accordance with above referenced standards and has been adequately prepared for management use.

Feel free to reach out to me if you have any questions or concerns in regards to the information presented.

Best Regards,

Joseph Robins

Joseph B. Robins, CPA
J.Robins CPA, LLC
joe@jrobinscpa.com
9800 Airline Hwy. Suite 263
Baton Rouge, LA 70816
Telephone: (225) 650-7306

No assurance or attestation is provided on these financial statements

3204 LYONS AVE LLC

Statement of Operations (Unaudited)
For the Year-to-date Period Ending 6/05/2020

REVENUES:

Rental Income	$	30,797
TOTAL REVENUES		**30,797**

EXPENSES:

General Business & Operating

Advertising & Marketing	213
Contract Labor	9,000
Equipment Expense	20,857
Office Expense	233
Postage & Mail Expense	12
Property Acquisition Fees & Expenses	26,574
Repairs and Maintenance	95,782
Software Expense	45
Supplies	1,111
Total General Business & Operating	**153,827**

Non-Operating Expenses

Legal & Professional Services	6,017
Bank Charges and Fees	129
Total Non-Operating Expenses	**6,146**

Other Expenses

Miscellaneous Expense		309
Total Other Expenses		**309**
TOTAL EXPENSES		**160,282**
NET PROFIT/(LOSS)	$	**(129,485)**

Notes to Financial Statement

We note an operating loss of approximately $129,485 for the period. Per review of transactions incurred during the period we conclude that the loss can be attributed to significant resources being used to repair and renovate acquired investment property. Per discussion with management we have determined that this is in line with the organizational objective and mission of revitalizing impoverished areas and neighborhoods. Management expects to yield net positive results beginning in 2021.

No assurance or attestation is provided on these financial statements

3204 LYONS AVE LLC

Statement of Financial Position (Unaudited)
For the Year-to-date Period Ending 6/05/2020

ASSETS		LIABILITIES & OWNER'S EQUITY	
CURRENT ASSETS		**LIABILITIES**	
Cash and Cash Equivalents		Long Term Liabilities	
Allegiance Bank	$136,606	*Notes Payable*	$1,115,310
Total Current Assets	136,606	Total Long Term Liabilities	1,115,310
PROPERTY AND EQUIPMENT		**OWNER'S EQUITY**	
Buildings and Improvements	1,265,317	Paid In Capital	416,098
		Net Profit/(Loss)	(129,485)
TOTAL ASSETS	**$ 1,401,923**	**TOTAL LIABILITIES & OWNER'S EQUITY**	**$ 1,401,923**

No assurance or attestation is provided on these financial statements